Filed by Steelcase Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject company: Steelcase Inc.

Commission file number: 333-290205

EDITION 3 OCTOBER 2025 Integration Insights Integration Management Office (IMO) Update As mentioned in the last newsletter, the Integration Management Office (IMO) joint kick-off meetings took place last month where leaders from both HNI and Steelcase came together to begin shaping the integration process. This meeting established the foundation for collaboration and set clear direction for the work ahead post-close. The leaders discussed integration objectives and guiding principles for the pre-close period and reviewed legal guidelines. The IMO teams broke into their dedicated groups to discuss integration planning deliverables and day one initiatives. To guide the work and drive alignment, integration principles have been outlined with a focus on creating value for people, customers, and the business. These principles establish a clear foundation for pre-close planning efforts and provide direction for the integration journey post-close. Before the transaction is closed we must remember that we are separate companies and we must continue to operate as separate companies. Integration Principles Protect revenue streams and improve ways of working and financial performance In the early stages of post-close integration, the focus will be on maintaining sales momentum and ensuring continuity for dealers and customers. At the same time, the organization is committed to remaining resilient and adaptable in a dynamic industry. This balanced approach safeguards revenue while positioning the business for stronger performance in the future. Drive thoughtful and phased approach With input from the steering committee members of both organizations there will be a thoughtful selection of integration priorities. IMO teams are empowered to make informed decisions and move with speed, while maintaining a growth and learning mindset that encourages better outcomes and continuous improvement. This balanced approach ensures progress is steady, purposeful, and aligned to long-term success. Communicate openly and collaborate consistently The post-close integration will be guided by visible and engaged leadership, with an emphasis on transparency and clear communication. Collaboration will be rooted in trust and positive intent, supported by thoughtful culture integration. Through clear processes and effective tools, the organization will ensure members and employees remain informed, supported, and aligned throughout the journey. Each IMO workstream is working to determine their integration priorities, team charter, day one plan, and pre-close planning deliverables. A workstream summit took place in Grand Rapids, MI on October 7th for all IMO core team members and workstream leads. The meeting provided an opportunity for an in-depth review of the initial workstream priorities that have been identified and provided an opportunity to discuss and address key interdependencies between workstreams. Additional information will be shared as these plans develop.

In this issue, we’re spotlighting unique aspects across HNI and Steelcase, including HNI’s residential building products business segment, Hearth & Home Technologies, and Steelcase’s technology partnerships with industry leaders like Microsoft and Logitech. By learning more about one another, we strengthen our understanding and appreciation of what makes each company unique, while continuing the journey of bringing our two companies together post-close. Hearth & Home Technologies : Where Innovation Meets Warmth Hearth & Home Technologies (HHT) is the Residential Building Products business segment of HNI. They design, manufacture, distribute, and install various gas, electric, wood, and pellet fireplaces, inserts, stoves, fire tables, and accessories. HNI first stepped into the hearth products business back in 1981 when HON Industries, at the time, acquired Heatilator Inc. Fifteen years later, in 1996, HNI expanded again by acquiring Heat-N-Glo, a Minnesota-based fireplace company. Heatilator and Heat-N-Glo merged to create what is now Hearth & Home Technologies. Hearth & Home Technologies’ brands and products have continued to expand over the years, making them a leading player in the hearth industry. Hearth & Home Technologies is headquartered in Lakeville, Minnesota, with locations across the U.S. supporting its operations and customer experience. They serve both residential and commercial customers, from new construction to remodels, and work with builders, architects, and designers. Products are sold through their Fireside Hearth & Home retail locations as well as a network of certified dealers. Today, Hearth & Home Technologies holds the most patents, awards, and honors in the industry due to their commitment to innovation and lean methodology. Their products are a trusted choice for adding fire and warmth to projects worldwide. Explore further Click or scan to watch. Steelcase Tech Partnerships: Connecting Place + Technology Steelcase has long collaborated with tech partners to create environments where people connect, collaborate and thrive. Steelcase is proud to partner with leading technology innovators Logitech, Zoom, Microsoft, Crestron and VergeSense to make hybrid work better. Strategic alliances like these elevate Steelcase from an office furniture manufacturer to a thought leader in the world of work, enabling them to roll out the next era of workplace technology globally. Through these partnerships, Steelcase delivers hybrid collaboration solutions today and prototypes, iterates and evolves for tomorrow. Together, they deliver seamless, scalable solutions that braid the physical and digital space to support equitable and productive communication. Each partner brings unique strengths: Logitech’s intuitive hardware, Zoom’s seamless collaboration tools, Microsoft’s secure and scalable platforms, Crestron’s intelligent automation and VergeSense’s occupancy intelligence. These collaborations have led to innovations like a Steelcase AI assistant powered by Microsoft, which saves dealers and employees time, and co-developed products with Logitech, including Ocular View — an immersive, realistic and personal meeting experience. Explore further Click or scan to watch. Steelcase continues to evolve their partner ecosystem to support more customer insights and ways of working. These relationships are strategic alliances that help them deliver human-centered, tech-enabled spaces for the hybrid workplace. Together, they’re positioned to accelerate digital transformation, reach new decision-makers, and redefine what’s possible in the workplace.

In this Q&A session with the leadership team, we connected with Jeff Lorenger on his background, thoughts on HNI and Steelcase, and a little about life outside of work. Q: What do you enjoy most about working at HNI? A: What I enjoy most about working at HNI is the people. Every day, I’m inspired by the passion and dedication of our members. The collaboration and energy we share make this a truly rewarding place to work. After 27 years, I continue to be impressed and proud of our culture. There is a shared drive to continuously improve and always seek a better way. That commitment to growth, innovation, and pushing ourselves forward is what keeps me excited about the future of HNI. Q: What do you find most exciting as you consider the prospect of joining HNI and Steelcase? What makes our two companies such a good fit? A: I’ve mentioned many of these but I’m truly excited about uniting HNI and Steelcase, bringing together two highly complementary dealer networks and product portfolios with some of our industry’s most respected and widely known brands. It will help us support a broader customer base – from small- and medium-sized businesses to the largest global organizations. Throughout my time in the industry, I’ve witnessed Steelcase do some incredible things, like their impressive design breakthrough with the SILQ chair to their pledge to positively impact the planet. I feel confident in our shared commitment to the same core beliefs, including a deep commitment to respecting people, operating with excellence, acting with integrity, and a relentless focus on the customer. Jeff Lorenger Chairman, President, and CEO HNI Corporation Jeff Lorenger became President and CEO of HNI Corporation in June 2018, and Chairman of the Board of Directors in February 2020. Since joining the company in 1998, Jeff has held multiple executive- level positions at HNI and HNI’s workplace furnishings brands including HON, Allsteel, and Gunlocke. Prior to joining HNI Corporation, Jeff spent several years practicing law with the firm Gray Plant Mooty in Minneapolis, Minnesota in the area of general corporate transactions. Jeff holds three degrees from the University of Iowa, his BBA in Marketing, his Juris Doctorate, and his MBA. Near term, I think we will be set up for success because we have great people, some of the best in the industry, that are going to come together for a successful post-close integration. There will be many opportunities for synergy and chances to learn and leverage across our business. Long term, there are numerous opportunities that we will be able to come together to identify post-close and improve upon to create value for our members, employees, communities, and our business. Overall, I’m excited to be part of such an important milestone in our company’s history, and in our industry more broadly. Q: What stood out to you during your recent visit to Steelcase’s headquarters in Grand Rapids, MI? A: From the moment we arrived in Grand Rapids, we felt a warm welcome. Naturally, there were questions and uncertainties but there was also genuine excitement about the future we will be building together. It was clear how much pride the team takes in their work, their passion for design, and their dedication to excellence. The visit gave me great confidence in what we will be able to achieve when moving forward together. Q: Outside of work, how do you like to spend your time, and what practices help you keep a healthy balance with the demands of leadership? A: I spend much of my spare time with my wife and three children, despite our kids now being grown and out of the house. I enjoy traveling, even for a long weekend, to visit friends out of town. When at home, we enjoy cooking or hitting our favorite restaurants for dinner. Right now, in the fall, I typically never miss a home Iowa Hawkeye football game. We also often enjoy at least one game on the road. Lastly, while my golf game may not be what it once was, I still enjoy a few scramble events for charity each season. Balance is more important than ever and taking time to connect with my family and enjoy interests outside of work help me recharge and show up with the energy and focus my role requires.

Forward-Looking Statements This communication contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934 and Section 27A of the Securities Act of 1933, which involve risks and uncertainties. Any statements about HNI’s, Steelcase’s or the combined company’s plans, objectives, expectations, strategies, beliefs, or future performance or events and any other statements to the extent they are not statements of historical fact are forward-looking statements. Words, phrases or expressions such as “anticipate,” “believe,” “could,” “confident,” “continue,” “estimate,” “expect,” “forecast,” “hope,” “intend,” “likely,” “may,” “might,” “objective,” “plan,” “possible,” “potential,” “predict,” “project”, “target,” “trend” and similar words, phrases or expressions are intended to identify forward looking statements but are not the exclusive means of identifying such statements. Forward-looking statements are based on information available and assumptions made at the time the statements are made. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those expressed in or implied by the forward- looking statements. Forward-looking statements in this communication include, but are not limited to, statements about the benefits of the transaction between HNI and Steelcase (the “Transaction”), including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. The following Transaction-related factors, among others, could cause actual results to differ materially from those expressed in or implied by forward-looking statements: the occurrence of any event, change, or other circumstance that could give rise to the right of one or both of the parties to terminate the definitive merger agreement between HNI and Steelcase; the outcome of any legal proceedings that may be instituted against HNI or Steelcase; the possibility that the Transaction does not close when expected or at all because required regulatory, shareholder, or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all (and the risk that seeking or obtaining such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the Transaction); the risk that the benefits from the Transaction may not be fully realized or may take longer to realize than expected, including as a result of changes in, or problems arising from, general economic and market conditions, interest and exchange rates, monetary policy, trade policy (including tariff levels), laws and regulations and their enforcement, and the degree of competition in the geographic and business areas in which HNI and Steelcase operate; any failure to promptly and effectively integrate the businesses of HNI and Steelcase; the possibility that the Transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events; reputational risk and potential adverse reactions of HNI’s or Steelcase’s customers, employees or other business partners, including those resulting from the announcement, pendency or completion of the Transaction; the dilution caused by HNI’s issuance of additional shares of its capital stock in connection with the Transaction; and the diversion of management’s attention and time to the Transaction from ongoing business operations and opportunities. Additional important factors relating to Steelcase that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, competitive and general economic conditions domestically and internationally; acts of terrorism, war, governmental action, natural disasters, pandemics and other Force Majeure events; cyberattacks; changes in the legal and regulatory environment; changes in raw material, commodity and other input costs; currency fluctuations; changes in customer demand; and the other risks and contingencies detailed in Steelcase’s most recent Annual Report on Form 10-K and its other filings with the U.S. Securities and Exchange Commission (the “SEC”). Additional important factors relating to HNI that could cause actual results to differ materially from those in forward-looking statements include, but are not limited to, HNI’s ultimate realization of the anticipated benefits of the acquisition of Kimball International; disruptions in the global supply chain; the effects of prolonged periods of inflation and rising interest rates; labor shortages; the levels of office furniture needs and housing starts; overall demand for HNI’s products; general economic and market conditions in the United States and internationally; industry and competitive conditions; the consolidation and concentration of HNI’s customers; HNI’s reliance on its network of independent dealers; change in trade policy, including with respect to tariff levels; changes in raw material, component, or commodity pricing; market acceptance and demand for HNI’s new products; changing legal, regulatory, environmental, and healthcare conditions; the risks associated with international operations; the potential impact of product defects; the various restrictions on HNI’s financing activities; an inability to protect HNI’s intellectual property; cybersecurity threats, including those posed by potential ransomware attacks; impacts of tax legislation; and force majeure events outside HNI’s control, including those that may result from the effects of climate change, a description of which risks and uncertainties and additional risks and uncertainties can be found in HNI’s most recent Annual Report on Form 10-K and its other filings with the SEC. These factors are not necessarily all of the factors that could cause HNI’s, Steelcase’s or the combined company’s actual results, performance, or achievements to differ materially from those expressed in or implied by any forward-looking statements. Other unknown or unpredictable factors also could harm HNI’s, Steelcase’s or the combined company’s results. All forward-looking statements attributable to HNI, Steelcase, or the combined company, or persons acting on HNI’s or Steelcase’s behalf, are expressly qualified in their entirety by the cautionary statements set forth above. Forward-looking statements speak only as of the date they are made, and HNI and Steelcase do not undertake or assume any obligation to update publicly any of these statements to reflect actual results, new information or future events, changes in assumptions, or changes in other factors affecting forward-looking statements, except to the extent required by applicable law. If HNI or Steelcase updates one or more forward-looking statements, no inference should be drawn that HNI or Steelcase will make additional updates with respect to those or other forward-looking statements. Further information regarding HNI, Steelcase and factors that could affect the forward-looking statements contained herein can be found in HNI’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC, and in Steelcase’s Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q, and its other filings with the SEC. No Offer or Solicitation This communication is not an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. Important Information and Where to Find It In connection with the Transaction, HNI has filed with the SEC a Registration Statement on Form S-4 (SEC File No. 333-290205) to register the shares of HNI common stock to be issued in connection with the Transaction. The Registration Statement includes a preliminary joint proxy statement of HNI and Steelcase that also constitutes a preliminary prospectus of HNI. The registration statement has not been declared effective by the SEC. The definitive joint proxy statement/prospectus will be sent to the shareholders of each of HNI and Steelcase. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION REGARDING HNI, STEELCASE, THE TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by HNI or Steelcase through the website maintained by the SEC at http://www.sec.gov or from HNI at its website, www.hnicorp.com, or from Steelcase at its website, www.steelcase.com (information included on or accessible through either of HNI’s or Steelcase’s website is not incorporated by reference into this communication). Participants in the Solicitation HNI, Steelcase, their respective directors and certain of their respective executive officers may be deemed to be participants in the solicitation of proxies in connection with the Transaction under the rules of the SEC. The preliminary joint proxy statement/prospectus filed with the SEC as part of the Registration Statement on Form S-4 in connection with the Transaction includes information about the interests of the directors and executive officers of HNI and Steelcase and other persons who may be deemed to be participants in the solicitation of proxies in connection with the Transaction and a description of their direct and indirect interests, by security holdings or otherwise. Information about the directors and executive officers of HNI and their ownership of HNI common stock is set forth in the definitive proxy statement for HNI’s 2025 Annual Meeting of Shareholders, filed with the SEC on March 11, 2025; in Table I (Information about our Executive Officers) at the end of Part I of HNI’s Annual Report on Form 10-K for the fiscal year ended December 28, 2024, filed with the SEC on February 25, 2025; in HNI’s Current Report on Form 8-K filed with the SEC on June 20, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by HNI’s directors and executive officers; and in other documents filed by HNI with the SEC. Information about the directors and executive officers of Steelcase and their ownership of Steelcase common stock can be found in Steelcase’s definitive proxy statement in connection with its 2025 Annual Meeting of Shareholders, filed with the SEC on May 28, 2025; under the heading “Supplementary Item. Information About Our Executive Officers” in Steelcase’s Annual Report on Form 10-K for the fiscal year ended February 28, 2025, filed with the SEC on April 18, 2025; in Steelcase’s Amendment No. 1 to Current Report on Form 8-K/A filed with the SEC on July 11, 2025; in the Form 3 and Form 4 statements of beneficial ownership and statements of changes in beneficial ownership filed with the SEC by Steelcase’s directors and executive officers; and in other documents filed by Steelcase with the SEC. Free copies of the documents referenced in this paragraph may be obtained as described above under the heading “Important Information and Where to Find It.”